

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2023

Chen Franco-Yehuda
Chief Financial Officer and Treasurer
Pluri Inc.
MATAM Advanced Technology Park
Building No. 5, Haifa L3 31905 Israel

> **Re: Pluri Inc.**
> **Registration Statement on Form S-3**
> **Filed July 20, 2023**
> **File No. 333-273347**

Dear Chen Franco-Yehuda:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Oded Har-Even, Esq.